Exhibit 3.6

SECOND AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
BANCORPSOUTH BANK

The Amended and Restated Bylaws of BancorpSouth Bank, as amended by the First Amendment (the “Bylaws”), shall be further amended effective as of October 29, 2021 as follows:

1.	A new Article XV shall be added to the Bylaws to state:

ARTICLE XV

CERTAIN GOVERNANCE MATTERS

Section 15.1        Interpretation; Definitions.

(a)          The following definitions shall apply to this Article XV and otherwise as applicable in these Bylaws:

(i)          “Designated Exchange” shall mean the primary stock exchange on which the Bank’s common stock is listed.

(ii)          “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of April 12, 2021, by and between BancorpSouth Bank and Cadence Bancorporation, as it may have been amended, restated, supplemented or otherwise modified from time to time (the “Merger Agreement”).

(iii)        “Entire Board of Directors” shall mean the total number of directors on the Board without giving effect to vacancies.

(iv)        “First Annual Meeting” shall mean the first annual meeting of shareholders of the Bank following the Effective Time.

(v)         “Legacy Cadence” shall mean Cadence Bancorporation, a Delaware corporation, which has merged with and into the Bank effective as of the Effective Time.

(vi)        “Legacy Cadence Directors” shall mean the directors as of the Effective Time who were directors of Legacy Cadence as of immediately prior to the Effective Time.

(vii)       “Legacy BancorpSouth” shall mean BancorpSouth Bank, a Mississippi state-charted nonmember bank, as in existence immediately prior to the Effective Time.

(viii)      “Legacy BancorpSouth Directors” shall mean the directors as of the Effective Time who were directors of Legacy BancorpSouth as of immediately prior to the Effective Time.

(ix)        “Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six (36) month anniversary of the Effective Time.

Section 15.2        Chairman; Executive Vice Chairman; Chief Executive Officer; Independent Lead Director.

(a)          Effective as of the Effective Time, (i) James D. Rollins III shall serve as the Chairman of the Board of Directors and Chief Executive Officer of the Bank, (ii) Paul B. Murphy, Jr. shall serve as Executive Vice Chairman of the Bank and as a Director and (iii) Larry G. Kirk shall serve as Independent Lead Director of the Board of Directors.

(b)          During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsection (a) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions, (ii) any amendment or modification to any employment or similar agreement with any of them to the extent such amendment or modification would materially and adversely affect such individual, or (iii) any termination of their employment by the Bank or any subsidiary of the Bank,  shall, in each case, require the affirmative vote of at least two-thirds (66.7%) of the Entire Board of Directors.

Section 15.3        Composition of the Board of Directors.

Notwithstanding Section 4.1 of these Bylaws:

(a)          During the period between the Effective Time and the First Annual Meeting, the Board of Directors shall be comprised of nineteen (19) Directors, of which eleven (11) shall be the Legacy BancorpSouth Directors (one of whom, as of the Effective Time, shall be the Chief Executive Officer of Legacy BancorpSouth as of immediately prior to the Effective Time) and eight (8) shall be the Legacy Cadence Directors (one of whom, as of the Effective Time, shall be the Chief Executive Officer of Legacy Cadence as of immediately prior to the Effective Time);

(b)          as of the First Annual Meeting, the Board of Directors shall be reduced to eighteen (18) Directors;

(c)          in connection with the First Annual Meeting, the Board of Directors shall nominate a slate of Directors that is comprised of:

(i)          all the Legacy Cadence Directors who are eligible to serve under the provisions of these Bylaws and, in accordance with the Bank’s Corporate Governance Principles, who are under the age of seventy-five (75) as of the date of the First Annual Meeting; and

(ii)         each Legacy BancorpSouth Director whose class term has expired as of the First Annual Meeting; and

(d)          each Legacy Cadence Director nominated pursuant to Section 15.3(b)(i) shall be nominated to join that certain class of directors as set forth in Exhibit C of the Merger Agreement.

Section 15.4        Committees.

(a)          During the Specified Period, the Board of Directors shall have and maintain as standing committees an Audit Committee, a Risk Management Committee, an Executive Compensation and Stock Incentive Committee, a Nominating & Corporate Governance Committee, a Credit Risk Committee and a Trust and Financial Services Committee.

(b)          During the Specified Period, the Board of Directors may by resolution (which, during the Specified Period, shall require the affirmative vote of at least two-thirds (66.7%) of the Entire Board of Directors) establish any committees not expressly contemplated by these Bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the Bank and may prescribe the composition, duties and procedures thereof.

(c)          At any time during the Specified Period in which an Executive Committee is in existence, the chairman of the Executive Committee shall be James D. Rollins III and each of Paul B. Murphy, Jr. and Larry G. Kirk shall serve as a member of the Executive Committee.

(d)          Notwithstanding anything to the contrary in these Bylaws, during the Specified Period, no committee (including, for the avoidance of doubt, any Executive Committee, to the extent such a committee is in existence) shall be permitted to take any action, and the Board shall not delegate to any committee the power to take any action, that, if taken by the Board of Directors, would require the affirmative vote of at least two-thirds (66.7%) of the Board of Directors pursuant to this Article XV.

Section 15.5        Corporate Name; Headquarters.

During the Specified Period, (a) the name of the Bank shall be “Cadence Bank”, (b) the shares of common stock of the Bank shall be traded on the Designated Exchange under the ticker symbol “CADE”, and (c) the main office (as defined for purposes of the Mississippi Banking Law) and bank headquarters of the Bank shall be located in Tupelo, Mississippi and the corporate headquarters shall be located in Houston, Texas.

Section 15.6        Amendments.

During the Specified Period, the provisions of (a) this Article XV, and (b) any other provision of these Bylaws that sets forth the authority and responsibility of the Chairman, Executive Vice Chairman or the Chief Executive Officer, may be modified, amended or repealed, and any Bylaw provision or other resolution inconsistent with this Article XV may be adopted, by the Board of Directors only by (and any such modification, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board of Directors for adoption by the shareholders of the Bank only by) an affirmative vote of at least two-thirds (66.7%) of the Entire Board of Directors.